Exhibit 99.1

NOTICE TO READER

Cinram International Income Fund (the "Fund") has restated and re-filed its first quarter interim consolidated financial statements and management’s discussion and analysis for the three months ended March 31, 2006 and 2005 ("Interim Filings"). A complete copy of such first quarter management’s discussion and analysis is attached to this notice.

Included in the Fund’s 2006 annual and fourth quarter financial results is a non-cash charge of US$49.0 million relating to the partial release of cumulative translation adjustment and hedge ineffectiveness of U.S. dollar denominated debt. The transactions giving rise to these items occurred during 2006, primarily in the second quarter, as a result of the plan of arrangement involving Cinram International Inc. and the Fund effected on May 5, 2006 and related corporate reorganizations. The adjustments were identified in the fourth quarter of 2006 as part of the year-end close process. Accordingly, the Fund is re-filing its first, second and third quarter 2006 interim consolidated financial statements and management’s discussion and analysis to allocate the non-cash US$49.0 million charge to the appropriate interim periods. This restatement has no impact on the Fund’s cash flow from operations and distributable cash reported in these quarters.

Updated certificates of the Chief Executive Officer and Chief Financial Officer have been re-filed with the restated Interim Filings.

Date:  March 28, 2007.

/s/ David Rubenstein

David Rubenstein,
Chief Executive Officer

Quarterly Report

First Quarter 2006

(Restated)

MANAGEMENT’S DISCUSSION AND ANALYSIS - Restated as of March 28, 2007. See “Unrealized Foreign Currency Translation Adjustments” under “Unusual Items.”
Three months ended March 31, 2006 and 2005
(In U.S. dollars unless otherwise stated)

Except in respect of the discussion of the restatement which is as of March 28, 2007, this discussion and analysis is dated May 4, 2006.
This interim management's discussion and analysis (MD&A) should be read in conjunction with the MD&A in Cinram's Annual Report for the year ended December 31, 2005.  This report does not reflect the reorganization of the Corporation pursuant to a plan of arrangement that became effective May 5, 2006, as described in Cinram's management proxy circular dated March 31, 2006.  Where we say "we," "us," or the "Company," we mean Cinram International Inc. and its subsidiaries. External economic and industry factors remain substantially unchanged, unless otherwise stated.

Forward-looking statements
Certain statements contained in this management’s discussion and analysis, and elsewhere in this quarterly report, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, which could cause actual results to differ materially from those anticipated in these forward-looking statements. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect. Some of these risks and uncertainties as well as other additional information are outlined in this management’s discussion and analysis. For a complete list of risks and uncertainties, please consult the Company’s annual information form filed with Canadian securities commissions, available on www.sedar.com.

Cinram disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. You should read this quarterly report with the understanding that the Company’s actual future results may be materially different from what we expect. These cautionary statements expressly qualify all forward-looking statements attributable to Cinram.

Non-GAAP financial measures
EBITA is defined herein as earnings before interest expense, interest income, income taxes and amortization, and is a standard measure that is commonly reported and widely used in the Company’s industry to assist in understanding and comparing operating results. EBITA is not a defined term under generally accepted accounting principles (“GAAP”). Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBITA to net earnings under GAAP as found in the table below.

EBIT is defined herein as earnings before interest expense, interest income and income taxes, and is a standard measure that is commonly reported and widely used in the Company’s industry to assist in understanding and comparing operating results. EBIT is not a defined term under GAAP. Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBIT to net earnings under GAAP as found in the table below.

We use EBIT and EBITA as a benchmark for measuring operating performance and for our lending securities arrangements.

Reconciliation of EBITA and EBIT to net earnings
	Three months ended March 31
(unaudited, in thousands of U.S. dollars)	2006	2005
EBITA excluding unusual items	$81,673	$78,190
Unusual Items	7,292	3,864
EBITA	$74,381	$74,326
Amortization of capital assets	36,750	38,137
Amortization of intangible assets and deferred financing fees	17,413	17,676
EBIT	$20,218	$18,513
Interest expense	11,737	13,114
Interest income	(855)	(290)
Income taxes	1,311	1,614
Net earnings	$8,025	$4,075

MANAGEMENT’S DISCUSSION AND ANALYSIS - Restated as of March 28, 2007. See “Unrealized Foreign Currency Translation Adjustments” under “Unusual Items.”
Three months ended March 31, 2006 and 2005
(In U.S. dollars unless otherwise stated)
1.	ABOUT OUR BUSINESS

Cinram International Inc. (Cinram or the Company) is the world’s largest provider of pre-recorded multimedia products and related logistics services. Through facilities in the Americas and Western Europe, the Company manufactures and distributes pre-recorded DVDs, audio CDs and CD-ROMs, for motion picture studios, music labels, publishers and computer software companies. We also manufacture print components for the entertainment industry.

We operate four primary business segments: Home Video, Audio/ROM, Printing and Distribution. Our Home Video segment consists primarily of the replication of DVDs, including new releases and catalog titles. Our Audio/ROM segment consists primarily of the replication of audio CDs and CD-ROMs. Our Printing segment manufactures printing and packaging components primarily for the home entertainment industry including the artwork that is inserted into DVD and CD packaging, custom box sets and point-of-purchase merchandise displays, through our wholly-owned subsidiary, Ivy Hill Corporation (Ivy Hill). Our Distribution segment includes revenue for direct-to-retail distribution, warehousing, and pick, pack and ship and order fulfillment services primarily for our home video customers. Revenue from our remaining operations is included in ‘Other,’ which is principally made up of Giant Merchandising Inc. (Giant), our screen-printing entertainment merchandising business.

Our major customers include Warner Home Video, Warner Music Group, New Line Home Entertainment, Twentieth Century Fox Home Entertainment (Fox), Metro-Goldwyn-Mayer Home Entertainment (MGM), Lions Gate Films, Alliance Atlantis and EMI Music Group.

2.	FIRST QUARTER 2006 PERFORMANCE

Revenue in the first quarter of 2006 decreased to $447.8 million from $453.8 million in 2005 due to lower CD and printing revenue. DVD revenue increased slightly as organic growth from Fox in Europe was partially offset by price declines.

Key performance metrics
	Three months ended March 31
(in thousands of U.S. dollars, except per share data)	2006	2005
Revenue	$447,827	$453,818
EBITA excluding unusual items	$81,673	$78,190
EBITA	$74,381	$74,326
EBIT	$20,218	$18,513
Net earnings	$8,025	$4,075
Basic earnings per share	$0.14	$0.07
Diluted earnings per share	$0.14	$0.07

Earnings before interest, taxes and amortization (EBITA) were consistent to the first quarter of 2005 at $74.3 million, and EBITA margins as a percentage of revenue were approximately 16%, in line with the first quarter of 2005.

In the three months ended March 31, 2006, we recorded charges of $7.3 million under unusual items, approximately $3.0 million of which related to the March closure of a DVD and CD manufacturing facility in Commerce, California, combined with $4.7 million relating to the closure of CD operations at our facility in Louviers, France, as well as approximately $0.2 million in other restructuring costs. We also incurred an additional $3.5 million relating to income trust charges. These charges were offset by a $4.1 million unrealized foreign currency translation adjustment. See the discussion in the section, “Unusual Items.”

MANAGEMENT’S DISCUSSION AND ANALYSIS - Restated as of March 28, 2007. See “Unrealized Foreign Currency Translation Adjustments” under “Unusual Items.”
Three months ended March 31, 2006 and 2005
(In U.S. dollars unless otherwise stated)

3.	SEGMENTED RESULTS

3.1. Industry segments revenue

(in millions of U.S. dollars)	2006		2005
Home Video	$229,109	51%	$231,275	51%
Audio/ROM	$66,353	15%	74,751	17%
Printing	$41,975	9%	51,852	11%
Distribution	$77,376	17%	59,854	13%
Other	$33,014	8%	36,086	8%
Total	$447,827	100%	$453,818	100%

3.1.1. Home Video
In the first quarter, revenue from the Home Video segment was down 1% to $229.1 million from $231.3 million in 2005, and accounted for 51% of consolidated revenue consistent with 2005. The decrease was driven by declining VHS video cassette sales.

DVD revenue increased 1% to $225.5 million from $224.2 million in the first quarter of 2005 as a result of higher unit shipments, offset by lower selling prices. The lower selling prices were partially offset by price increases for raw material pass-throughs. DVD sales remained our major source of revenue, representing 50% of consolidated revenue for the first quarter up from 49% last year. The Company also recorded its first high definition HD-DVD revenues of $0.1 million during the first quarter of 2006.

VHS video cassette revenue was down 51% in the first quarter to $3.5 million from $7.1 million in 2005, reflecting lower demand for VHS video cassettes. VHS video cassette sales represented less than 1% of consolidated sales in the first quarter ended March 31, 2006, down from 2% in 2005.

3.1.2. Audio/ROM
Revenue from the Audio/ROM segment (audio CDs, CD-ROMs and audio cassettes) was down 11% in the first quarter to $66.3 million from $74.8 million in 2005. Audio CD revenue was down 7% in the first quarter to $61.0 million from $65.7 million in 2005 and CD-ROM revenue was down 36% to $4.7 million from $7.4 million in the comparable 2005 period.

The decrease in revenue resulted from lower audio CD unit shipments in France, slightly lower selling prices, combined with a steep decline in CD-ROM shipments in both North America and Europe. First quarter audio cassette revenue declined 63% to $0.6 million from $1.6 million in 2005.

The Audio/ROM segment represented 15% of consolidated sales in the first quarter ended March 31, 2006, compared with 17% in the comparable 2005 period.

3.1.3. Printing
First quarter printing revenue was down 19% to $42.0 million from $51.9 million in 2005, in line with lower unit shipments from our contractual customers. The Printing segment accounted for 9% of first quarter sales in 2006, compared with 11% in the comparable 2005 period.

3.1.4. Distribution
Distribution revenue was up 29% in the first quarter to $77.4 million from $59.9 million in 2005. The significant increase in distribution revenue reflects the recent Fox agreement in Europe as well as increased revenue from The Entertainment Network in the United Kingdom. We also distributed significantly more units in North America in the first quarter ended March 31, 2006 than in corresponding 2005 period. Distribution services accounted for 17% of first quarter consolidated revenue in 2006 compared with 13% in 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS - Restated as of March 28, 2007. See “Unrealized Foreign Currency Translation Adjustments” under “Unusual Items.”
Three months ended March 31, 2006 and 2005
(In U.S. dollars unless otherwise stated)

3.1.5. Other
Giant Merchandising generated revenue of $27.3 million in the first quarter, down 11% from $30.8 million in 2005. Revenue from other non-core activities was $5.7 million in the first quarter compared with $5.3 million in 2005. These activities include authoring and other pre and post-production services, information technology, the sale of components, stampers and digital linear tapes.

Revenue from the Other segment represented 8% of consolidated first quarter revenue, in line with the first quarter of the prior year.

3.2. Geographic segments revenue
3.2.1. North America

North American revenue was down 7% in the first quarter to $327.0 million from $351.7 million in 2005, principally due to lower DVD, CD-ROM and VHS video cassette sales, partially offset by increased distribution revenues. Printing and merchandising revenues were also lower than prior year levels.

First quarter DVD revenue was down 8% to $160.1 million from $173.8 million in 2005 as a result of lower volumes and lower selling prices, partially mitigated by price increases resulting from raw material pass-throughs. First quarter HD-DVD revenue sales was $0.1 million, account for less than 1% of consolidated sales. First quarter VHS video cassette sales fell 37% to $3.3 million from $5.2 million in 2005.

Audio CD sales decreased by less than 1% to $44.1 million for the quarter, compared to $44.4 million in the first quarter of 2005, while CD-ROM sales were down 27% to $2.7 million from $3.7 million.

First quarter audio cassette sales were down 57% to $0.6 million from $1.4 million in 2005.

First quarter printing revenue was down 19% to $42.0 million from $51.9 million in 2005, in line with declines in unit shipments. The Printing segment accounted for 9% of first quarter consolidated sales in 2006, compared with 11% in the comparable 2005 period.

First quarter distribution revenue was up 15% to $44.6 million compared with $38.9 million in 2005 as the Company benefited from higher unit shipments in both Canada and the United States.

Giant Merchandising generated revenue of $27.3 million in the first quarter, down 11% from $30.8 million in 2005, due to lower tour revenues and garment sales.

Revenue from other non-core activities was $2.2 million in the first quarter up 38% from $1.6 million in 2005. These activities include authoring and other pre and post-production services, the sale of components, stampers and digital linear tapes.

North America accounted for 73% of first quarter consolidated revenue in 2006, down from 78% in 2005 due to the relative increase in European revenue from recent customer contracts.

MANAGEMENT’S DISCUSSION AND ANALYSIS - Restated as of March 28, 2007. See “Unrealized Foreign Currency Translation Adjustments” under “Unusual Items.”
Three months ended March 31, 2006 and 2005
(In U.S. dollars unless otherwise stated)

3.2.2. Europe

European revenue increased 18% in the first quarter to $120.8 million from $102.1 million in 2005 as a result of an increase in DVD volume and higher distribution revenue due to the recent contract signed with Fox. These gains were partially offset by lower audio, VHS video cassette and CD-ROM sales.

First quarter DVD revenue increased 30% to $65.4 million from $50.4 million in 2005, in line with increased production volumes primarily related to the addition of the Fox business, especially in Germany. In contrast, VHS video cassette revenue declined 89% in the first quarter to $0.2 million from $1.9 million in 2005.

Revenue from audio CD sales was down 20% from the prior year quarter to $16.9 million from $21.2 million and CD-ROM sales declined 46% to $2.0 million from $3.7 million in 2005. There is no audio cassette sales in the first quarter of 2006 compare with $0.2 million in 2005.

Distribution revenue increased 56% in the first quarter to $32.8 million from $21.0 million in 2005 as a result of increased business from Fox in Europe and improved performance from The Entertainment Network in the United Kingdom.

Other revenue from non-core activities decreased 5% to $3.5 million in the first quarter from $3.7 million in 2005.

As a percentage of consolidated sales, European revenue increased to 27% from 22% in the first quarter of 2005 as a result of the increase in revenue from recent customer contracts in Europe.

4.	GROSS PROFIT

Gross profit for the first quarter increased to $81.8 million from $75.8 million last year. The increase in gross profit was principally attributable to a greater contribution from the DVD business, partially offset by lower selling prices. As a percentage of consolidated revenue, gross profit increased to 18% in the first quarter from 17% in the corresponding 2005 period. Amortization expense from capital assets, which is included in our cost of goods sold decreased to $54.2 million from $55.8 million in 2005.

We record royalty charges for the use of third party replication technologies. We record these amounts as incurred, based on sales of our products. At each balance sheet date, we record our best estimate of the royalties payable based on contractual arrangements and management’s best estimate for non-contractual amounts. The royalty provision is recorded as a cost of goods sold at the time of shipment. During the comparable period ended March 31, 2005, we recorded a reduction of $5.7 million in cost of goods sold as the result of the settlement of a patent dispute.

5.	AMORTIZATION OF INTANGIBLE ASSETS AND DEFERRED FINANCING FEES

We recorded amortization of intangible assets and deferred financing fees of $17.4 million in the first quarter of 2006 compared with $17.7 million in 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS - Restated as of March 28, 2007. See “Unrealized Foreign Currency Translation Adjustments” under “Unusual Items.”
Three months ended March 31, 2006 and 2005
(In U.S. dollars unless otherwise stated)

6.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased to $36.9 million in the first quarter from $35.8 million in the comparable 2005 period. During the quarter, we incurred slightly higher advisory costs relating to various projects.

As a percentage of sales, selling, general and administrative expenses were 8% in the first quarter ended March 31, 2006, consistent with the prior year.

7.	UNUSUAL ITEM

7.1 Restructuring and other charges

In 2006, we finalized an exit plan to shut down a DVD and CD replication facility located in Commerce, California. The facility ceased production in March 2006, the exit plan was finalized, and termination notices were given to approximately 350 employees. As a result, contractual severance and other employee related costs amounting to $3.0 million were recorded as an unusual item. No amounts have been paid as of March 31, 2006, and the restructuring is expected to be completed in the second quarter of 2006.

In 2006, we finalized a plan to shut down CD operations at our facility located in Louviers, France. The plan was communicated to the workers council in March 2006 and management continues to negotiate the plan with the workers council. As a result of this restructuring, approximately 120 employees will be affected and contractual severance and other employee related costs amounting to $4.7 million were recorded as an unusual item. No amounts have been paid as of March 31, 2006, and the restructuring is expected to be completed in the second quarter of 2006.

Also, additional restructuring costs of $0.2 million were recognized for other items.

To effect the reorganization into an income trust, the Company incurred $3.5 million of additional transaction costs including fees paid to financial, tax and legal advisors. These costs have been recognized as unusual items in the consolidated statement of earnings.

7.2 Restatement - Unrealized foreign currency translation adjustments

As part of the 2006 year end financial reporting process, the Company identified adjustments related to the accounting for intercompany foreign currency transactions and cumulative translation adjustment accounts. These adjustments arose primarily as a result of corporate reorganizations and the conversion to an income trust on May 5, 2006. Certain of these adjustments relate to the first, second and third quarters of 2006.

The effect of these adjustments during the first quarter of 2006 is an increase in net earnings and EBITA of $4.1 million. These non-cash adjustments have no impact on cash flows from operations or distributable cash.

MANAGEMENT’S DISCUSSION AND ANALYSIS - Restated as of March 28, 2007. See “Unrealized Foreign Currency Translation Adjustments” under “Unusual Items.”
Three months ended March 31, 2006 and 2005
(In U.S. dollars unless otherwise stated)
The following table highlights the impact of these adjustments in the accompanying interim consolidated financial statements:

(unaudited, in thousands of U.S. dollars)
Three months ended March 31,2006
Net Earnings, as previously reported	$3,935
Release of cumulative translation adjustments	4,090
Net Earnings , as restated	$8,025

These adjustments had the effect of increasing basic and diluted earnings per share for the three months ended March 31, 2006 by $0.07 and $0.07, respectively.

The accompanying unaudited interim consolidated financial statements have been adjusted to reflect the impact of the above noted items, including a restatement of the Company’s financial results for the quarter ended March 31, 2006 (Note 2). The information regarding the restatement is unaudited.

8.	INTEREST EXPENSE

Interest expense for the quarter decreased to $11.7 million compared with $13.1 million in the first quarter of 2005 due to a lower debt balance. This was partially offset by higher average interest rates on the floating portion of our long-term debt.

During the first quarter, we reduced the interest rate spread on our Term Loan D credit facility to the London Interbank Offered Rate (LIBOR) plus 200 basis points from LIBOR plus 225 basis points based on reduced leverage levels. The interest rate spread on our Term Loan A was also reduced from LIBOR plus 225 basis points to LIBOR plus 175 basis points as we achieved reductions in debt leverage in accordance with our credit facility.

The average interest rate on our long-term debt for the quarter was approximately 6.5% compared with approximately 5.8% in the first quarter of 2005.

9.	INCOME TAXES

Our effective tax rate for the first quarter of 2006 was 14% compared with 28% in the 2005 first quarter as a result of lower taxes in certain jurisdictions combined with no tax impact associated with the cumulative translation adjustment incurred during the quarter.

MANAGEMENT’S DISCUSSION AND ANALYSIS - Restated as of March 28, 2007. See “Unrealized Foreign Currency Translation Adjustments” under “Unusual Items.”
Three months ended March 31, 2006 and 2005
(In U.S. dollars unless otherwise stated)

10.	LIQUIDITY AND CAPITAL RESOURCES

Sources and uses of cash - Three months ended March 31

(in thousands of U.S. dollars)	2006	2005
Cash flow from operating activities	$83,797	$692
Cash flow from financing activities	$(43,794)	$23,387
Cash flow from investing activities	$(9,111)	$(23,625)

We generated cash flow from operations of $83.8 million in the first quarter compared with $0.7 million in the corresponding period last year, resulting from working capital inflows of $24.2 million compared with outflows of $59.5 million in 2005. During the prior year period, the payment terms for one of our major customers were extended, resulting in higher receivable balances, thereby generating non-cash working capital outflows for the three months ended March 31, 2005.

Cash outflows from financing activities were $43.8 million in the first quarter reflecting debt repayments made during the period. This compares with inflows of $23.4 million in 2005 as the Company made drawings of $39.0 million under its revolving credit facility during the prior year period. In the three months ended March 31, 2006, we reduced our net long-term debt position by $41.9 million.

As of March 31, 2006, our net debt position (long-term debt, including the current portion, less cash and cash equivalents) decreased to $572.7 million from $646.4 million at December 31, 2005.

We paid $12.9 million for capital assets in the first quarter of 2006, principally for DVD and distribution services equipment, compared with $33.3 million in the first quarter of 2005.

At March 31, 2006, our cash balance was $121.7 million and we had total assets of $1,839.0 million compared with $89.9 million and $2,013.9 million at December 31, 2005. The reduction in total assets was primarily attributable to amortization of intangible and capital assets.

Our contractual obligations are substantially the same as those disclosed in our 2005 annual report.

10.1 Capital stock and dividends
At March 31, 2006, we had 57.3 million common shares issued and outstanding. The Company also had 1.2 million common share stock options outstanding at March 31, 2006, of which 1.1 million were exercisable. On March 2, 2006, Cinram’s Board of Directors declared a C$0.03 per share cash dividend payable on March 31, 2006, to the shareholders of record at the close of business on March 15, 2006.

11.	EARNINGS

Our net earnings for the first quarter were $8.0 million compared with $4.1 million last year. On a per share basis, we reported basic net earnings of $0.14 in the first quarter of 2006, up from $0.07 in 2005.

12.	RELATED PARTY TRANSACTIONS

The related party transactions are substantially the same as those disclosed in our 2005 annual report.

MANAGEMENT’S DISCUSSION AND ANALYSIS - Restated as of March 28, 2007. See “Unrealized Foreign Currency Translation Adjustments” under “Unusual Items.”
Three months ended March 31, 2006 and 2005
(In U.S. dollars unless otherwise stated)

13.	SUMMARY OF QUARTERLY RESULTS

Cinram’s annual and quarterly operating results vary significantly from period to period as a result of the level and timing of customer orders, fluctuations in materials and other costs, and the relative mix of value-add products and services. Since most large-scale home video releases are clustered around the holidays (American Thanksgiving and Christmas), and since this period is the busiest shopping season of the year, we typically experience stronger manufacturing volumes and record higher revenue and earnings in the fourth quarter.

The seasonality of our business can also cause our capacity utilization to vary throughout the year. Although we have made significant investments in our DVD capacity over the past three years to accommodate our growing customer requirements and to handle peaks in demand, the shift of a particular release or the timing of the arrival of a master can affect our manufacturing schedule and influence our outsourcing decisions. We generate lower profit margins on units that are offloaded to a third party.

(in thousands of U.S. dollars)
	Revenue			Net Earnings
Quarter	2006	2005	2004	2006	2005	2004
First	$447,827	$453,818	$462,237	8,025	$4,075	$14,972
Second		449,586	425,411		4,584	8,477
Third		544,651	494,772		35,543	17,822
Fourth		650,025	644,218		38,224	34,553
Year		$2,098,080	$2,026,638		$82,426	$75,824

(in U.S. dollars)
	Basic earnings per share			Diluted earnings per share
Quarter	2006	2005	2004	2006	2005	2004
First	$0.14	$0.07	$0.27	0.14	$0.07	$0.26
Second		0.08	0.15		0.08	0.15
Third		0.62	0.31		0.61	0.31
Fourth		0.67	0.61		0.67	0.60
Year		$1.44	$1.34		$1.43	$1.32

14.	RISKS AND UNCERTAINTIES

The risks and uncertainties we face are substantially the same as those disclosed in our filings with Canadian securities commissions, which are available on www.sedar.com, and are herein incorporated by reference and remain substantially unchanged.

NOTICE TO READER

Cinram International Income Fund (the "Fund") has restated and re-filed its first quarter interim consolidated financial statements and management’s discussion and analysis for the three months ended March 31, 2006 and 2005 ("Interim Filings"). A complete copy of such first quarter interim consolidated financial statements is attached to this notice.

Included in the Fund’s 2006 annual and fourth quarter financial results is a non-cash charge of US$49.0 million relating to the partial release of cumulative translation adjustment and hedge ineffectiveness of U.S. dollar denominated debt. The transactions giving rise to these items occurred during 2006, primarily in the second quarter, as a result of the plan of arrangement involving Cinram International Inc. and the Fund effected on May 5, 2006 and related corporate reorganizations. The adjustments were identified in the fourth quarter of 2006 as part of the year-end close process. Accordingly, the Fund is re-filing its first, second and third quarter 2006 interim consolidated financial statements and management’s discussion and analysis to allocate the non-cash US$49.0 million charge to the appropriate interim periods. This restatement has no impact on the Fund’s cash flow from operations and distributable cash reported in these quarters.

Updated certificates of the Chief Executive Officer and Chief Financial Officer have been re-filed with the restated Interim Filings.

Date:  March 28, 2007.

/s/ David Rubenstein

David Rubenstein,
Chief Executive Officer

INTERIM CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	March 31		December 31
	2006		2005
	(unaudited	)
	(Restated- Note2)
Assets
Current assets:
Cash and cash equivalents	$121,658		$89,921
Accounts receivable	437,163		589,417
Inventories	43,216		45,482
Prepaid expenses	17,142		20,610
Future income taxes	33,813		33,835
	652,992		779,265
Capital assets	572,821		601,481
Goodwill	330,072		330,274
Intangible assets	226,958		241,604
Deferred financing fees	17,447		18,954
Other assets	10,163		13,948
Future income taxes	28,528		28,416
	$1,838,981		$2,013,942
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$99,539		$202,550
Accrued liabilities	323,794		351,580
Income taxes payable	6,431		15,479
Current portion of long-term debt (Note 3)	94,740		62,136
Current portion of obligations under capital leases	759		727
	525,263		632,472
Long-term debt (Note 3)	599,640		674,137
Obligations under capital leases	3,154		3,272
Other long-term liabilities	55,431		55,135
Future income taxes	103,510		103,018
Shareholders' equity:
Capital stock (Note 4)	173,830		173,775
Contributed surplus	4,699		4,634
Retained earnings	323,659		317,121
Foreign currency translation adjustment	49,795		50,378
	551,983		545,908
	$1,838,981		$2,013,942

See accompanying notes to interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(unaudited, in thousands of U.S. dollars, except per share amounts)

Three months ended	March 31	March 31
	2006	2005
	(Restated-Note2)
Revenue	$447,827	$453,818
Cost of goods sold	366,036	377,989
Gross profit	81,791	75,829
Selling, general and administrative expenses	36,868	35,776
Amortization of intangible assets and deferred financing fees	17,413	17,676
Unusual items (note 5)	7,292	3,864
Earnings before the undernoted	20,218	18,513
Interest on long-term debt	11,620	12,976
Other interest	117	138
Interest income	(855)	(290)
Earnings before income taxes	9,336	5,689
Income taxes	1,311	1,614
Net earnings	8,025	4,075
Retained earnings, beginning of period	317,121	240,367
Dividends declared	(1,487)	(1,386)
Retained earnings, end of period	$323,659	$243,056
Earnings per share (Note 7):
Basic	$0.14	$0.07
Diluted	0.14	0.07
Weighted average number of shares outstanding (in thousands) (Note 7):
Basic	57,304	56,858
Diluted	57,998	57,468

See accompanying notes to interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, In thousands of U.S. dollars)

Three months ended	March 31	March 31
	2006	2005
	(Restated-Note2)
Cash provided by (used in):
Operations:
Net earnings	$8,025	$4,075
Items not involving cash:
Amortization	54,163	55,813
Non-cash stock-based compensation	65	229
Future income taxes	1,444	-
Loss on disposition of capital assets	15	28
Release of cumulative translation adjustments (Note 2)	(4,090)	-
Change in non-cash operating working capital (Note 8)	24,175	(59,453)
	83,797	692
Financing:
Increase in long-term debt	-	39,000
Repayment of long-term debt	(41,893)	(16,713)
Decrease in obligations under capital leases	(179)	(250)
Issuance of common shares	55	2,331
(Decrease) increase in other long-term liabilities	(290)	405
Dividends paid	(1,487)	(1,386)
	(43,794)	23,387
Investments:
Purchase of capital assets	(12,927)	(33,286)
Proceeds on disposition of capital assets	28	173
Decrease in other assets	3,788	9,488
	(9,111)	(23,625)
Foreign exchange loss on cash held in foreign currencies	845	(1,663)
Increase (decrease) in cash and cash equivalents	31,737	(1,209)
Cash and cash equivalents, beginning of period	89,921	41,789
Cash and cash equivalents, end of period	$121,658	$40,580
Supplemental cash flow information:
Interest paid	$12,088	$14,240
Income taxes paid	10,623	3,297

Cash and cash equivalents are defined as cash and short-term deposits, which have an original maturity of less than 90 days.

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three months ended March 31, 2006 and 2005
(unaudited, stated in thousands of U.S. dollars, except common shares and per share information)

1.   BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES:

These interim unaudited consolidated financial statements include the accounts of Cinram International Inc. (the "Company") and its wholly owned subsidiaries.

These interim unaudited consolidated financial statements do not contain all disclosures required by Canadian generally accepted accounting principles (GAAP) for annual financial statements and, accordingly, these interim unaudited consolidated financial statements should be read in conjunction with the most recently prepared annual audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2005.

The interim unaudited consolidated financial statements reflect all adjustments, which are necessary, in the opinion of management, to fairly present the financial position of the Company as of March 31, 2006, and 2005, and the results of its operations and cash flows for the three-month periods then ended.

The Company's business follows a seasonal pattern, whereby pre-recorded multimedia sales are traditionally higher in the third and fourth quarters than in other quarterly periods due to consumer holiday buying patterns. As a result, a disproportionate share of total revenue is typically earned in the third and fourth quarters.

The interim unaudited consolidated financial statements have been prepared in accordance with Canadian GAAP and are based upon accounting principles consistent with those used and described in Note 1 to the December 31, 2005, audited consolidated financial statements.

Certain 2005 comparative figures have been reclassified to conform with the financial statement presentation adopted in 2006.

Use of estimates:
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Significant estimates are used in determining, but not limited to, the valuation of intangible assets and goodwill, provisions for volume rebates, the allowance for doubtful accounts, inventory valuation, income tax valuation allowances, restructuring costs, the useful lives of all depreciable assets and the recoverability of capital assets and long-lived assets.

Royalty charges are incurred as a result of the use of third party replication technologies. The royalty charge is recorded as a cost of goods sold at the time of shipment. The royalty rates are on a per unit basis and based on contractual terms and conditions or management’s best estimates. In situations where formal license agreements are not in place, management’s best estimate of the royalty obligations is used. These estimates are reviewed periodically and, as adjustments become necessary, they are made in the period in which they become known. A significant change in the royalty rates used could have a material impact on the cost of goods sold amount and the provision for royalties. The actual cash settlement amounts and timing are unknown at this time.

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three months ended March 31, 2006 and 2005
(unaudited, stated in thousands of U.S. dollars, except common shares and per share information)

2.  RESTATEMENT - UNREALIZED FOREIGN CURRENCY TRANSLATION ADJUSTMENTS:

As part of the 2006 year-end financial reporting process, the Company identified adjustments related to the accounting for intercompany foreign currency transactions and the cumulative translation adjustment account. These adjustments arose primarily as a result of corporate reorganizations and the conversion to an income trust on May 5, 2006. Certain of these adjustments relate to the first, second and third quarters of 2006.

The effect of these adjustments to net earnings during the first quarter of 2006 is an increase in net earnings of $4,090. These non-cash adjustments have no impact on cash flows from operations and are recorded within unusual items in the statement of earnings.

The following table highlights the impact of these adjustments in these interim consolidated financial statements:

(unaudited, in thousands of U.S. dollars)
Three months ended March 31,2006
Net Earnings, as previously reported	$3,935
Release of cumulative translation adjustments	4,090
Net Earnings as restated	$8,025

These adjustments had the effect of increasing basic and diluted earnings per share for the three months ended March 31, 2006 by $0.07 and $0.07, respectively.

The adjustments had the following impact on the retained earnings and foreign currency translation adjustment balances as at March 31, 2006:

	March 31, 2006
	As previously reported	Release of cumulative translation adjustment	As restated
Retained earnings	319,569	4,090	323,659
Foreign currency translation adjustment	53,885	(4,090)	49,795

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three months ended March 31, 2006 and 2005
(unaudited, stated in thousands of U.S. dollars, except common shares and per share information)

3.   LONG-TERM DEBT:

	March 31, 2006	December 31, 2005
Credit agreement:
Term loan A (a)	$110,150	$112,226
Term loan D (b)	574,758	612,758
	684,908	724,984
Other long-term debt (c)	9,472	11,289
	694,380	736,273
Less current portion	94,740	62,136
	$599,640	$674,137

(a)	Term loan A with an outstanding balance of $110,150 at March 31, 2006, is due on September 30, 2007, and bears an interest rate of LIBOR plus 175 basis points.

During the first quarter, the interest rate spread was reduced from LIBOR plus 225 basis points to LIBOR plus 175 basis points as the Company achieved reductions in debt leverage in accordance with the credit facility.

(b)	Term loan D with an outstanding balance of $574,758 at March 31, 2006, is due on September 30, 2009, and bears an interest rate of LIBOR plus 200 basis points.

During the first quarter of 2006, the interest rate on the outstanding principal amount of $574,758 term loan D facility was reduced from LIBOR plus 225 basis points to LIBOR plus 200 basis points, as the company achieved reductions in debt leverage in accordance with the credit facility.

(c)  Asset-backed financing: The Company has entered into asset-backed financing due in July 2007 with blended monthly principal and interest repayments over a three-year period, secured by certain capital assets, bearing interest at 5.49%.

Future minimum repayments of long-term debt for the fiscal years ending December 31 are as follows:

2006	57,608
2007	117,476
2008	36,975
2009	482,321
$694,380

The terms of the credit agreement require the Company to comply with certain financial and other covenants over the term. As at December 31, 2005, and March 31, 2006, the Company was in compliance with all the terms of its credit agreement.

During the first quarter of 2006, the Company made voluntary debt prepayments of $40,075.

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three months ended March 31, 2006 and 2005
(unaudited, stated in thousands of U.S. dollars, except common shares and per share information)

4.   CAPITAL STOCK:

The following table summarizes information on capital stock and stock options at March 31, 2006:
	Outstanding	Exercisable
Common shares	57,309,294	-
Common share stock options	1,227,431	1,077,934

(a)
For the three months ended March 31, 2006, the Company issued 5,834 common shares to employees on the exercise of stock options for cash of $55. (Three months ended March 31, 2005 - 357,670 common shares were issued to employees on the exercise of stock options; for cash of $2,331.)

(b)
Stock-based compensation expense for the three months ended March 31, 2006, was $65 (three months ended March 31, 2005 - $229) relating to the fair value of stock options granted since January 1, 2002. The offset to the stock-based compensation expense has been credited to contributed surplus.

5.   UNUSUAL ITEMS:

During the first quarter of 2006, management finalized an exit plan to shut down a combined CD and DVD manufacturing facility located in Commerce, California. The plan was finalized in early March and termination notices were provided on March 27, 2006 to approximately 350 employees. Total costs to be incurred in conjunction with the plan are expected to be $4,800, of which $2,959 was recorded within unusual items in the Company’s Home Video and Audio CD segments in the three months ended March 31, 2006. No amounts have been paid as of March 31, 2006, and the restructuring is expected to be completed in the second quarter of 2006.

The closure of the Commerce facility is anticipated to result in streamlining of US operations leading to realizing cost savings due to the elimination of fixed factory overhead. A strategic redeployment of assets into other locations will provide for an improved allocation of capacity, efficient manufacturing space utilization and economies of scale.

Also during the first quarter of 2006, management finalized an exit plan to shut down the CD operations at its manufacturing facility located in Louviers, France. The closure of the CD operation will allow the company to focus on the DVD format, as the facility will continue to be utilized for DVD manufacturing. The plan was finalized in March and notice was provided to the workers council during the quarter affecting approximately 120 employees. As a result, contractual severance, employee related costs and other costs amounting to $4,705 were recorded as an unusual item in the Company's Audio CD segment in the three months ended March 31, 2006. No amounts have been paid as of March 31, 2006 and the restructuring is expected to be completed in the second quarter of 2006.

Additional restructuring costs of $260 were recognized for other items.

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three months ended March 31, 2006 and 2005
(unaudited, stated in thousands of U.S. dollars, except common shares and per share information)

To effect the reorganization into an income trust, the Company incurred an additional $3,458 of transaction costs.  These costs include fees paid to financial, tax and legal advisors and other costs, which have been recognized as unusual items in the consolidated statement of earnings. The Company will continue to incur additional transaction costs during the second quarter of 2006.

Further, the Company recorded a gain of $4,090 in unusual items related to the release of cumulative translation adjustments. See Note 2.

6.   PENSION AND NON-PENSION EMPLOYMENT BENEFIT PLANS:

For the three months ended March 31, 2006, the Company's 401(k) plan expense amounted to $551(three months ended March 31, 2005 - $2,206) as the funding of the Supplemental 401K Plan ceased on December 31, 2005. For the three months ended March 31, 2006, the pension expense related to the Company's defined benefit plans amounted to $895 (three months ended March 31, 2005 - $961).

7.   BASIC AND DILUTED EARNINGS PER SHARE:

The reconciliation of the numerator and denominator for the calculation of basic and diluted earnings per share is as follows:

	Three months ended March 31
	2006	2005
	(Restated-Note 2)
Numerator:
Earnings available to common shareholders	$8,025	$4,075
Denominator (in thousands):
Weighted average number of shares outstanding - basic	57,304	56,858
Effect of dilutive securities:
Employee stock options	694	610
Weighted average number of shares - diluted	57,998	57,468
Earnings per share:
Basic	$0.14	$0.07
Diluted	0.14	0.07

For the three months ended March 31, 2006, all stock options were included in the computation of diluted earnings per share because the exercise price was lower than the average market price of the common shares for the period.

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three months ended March 31, 2006 and 2005
(unaudited, stated in thousands of U.S. dollars, except common shares and per share information)

8.   INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS:

The change in non-cash operating working capital was comprised of the following:

	2006	2005
Decrease in accounts receivable	$155,064	$27,032
Increase in income taxes recoverable	-	(1,888)
Decrease in inventories	2,474	3,146
Decrease in prepaid expenses	3,574	9,524
Decrease in accounts payable and accrued liabilities	(126,163)	(97,267)
Decrease in income taxes payable	(10,774)	-
	$24,175	$(59,453)

9.   SEGMENTED INFORMATION:

The Company's reportable business segments are: Home Video replication, Audio/ROM replication, Printing and Distribution services.

The Home Video replication segment primarily manufactures DVDs. The Audio/ROM replication segment manufactures CDs and CD-ROM. The Printing segment provides design, printing and packaging services. The Distribution services segment distributes pre-recorded media products primarily on behalf of its customers. The Other segment includes merchandising sales.

The accounting policies of the segments are the same as those described in the significant accounting policies. The Company evaluates segment performance based on earnings before interest expense, investment income, unusual items and income taxes.

	Three months ended March 31, 2006
Industry segments:	Home Video replication/ duplication	Audio/ROM replication/ duplication	Printing	Distribution	Other	Total
Revenue from external customers	$229,109	$66,353	$41,975	$77,376	$33,014	$447,827
Earnings before interest expense, investment income, unusual items and income taxes	36,738	980	2,323	(10,391)	(2,140)	27,510
Total assets	943,950	273,381	166,833	318,798	136,019	1,838,981
Amortization of capital assets and assets under capital leases	24,528	3,551	2,127	6,009	535	36,750
Amortization of intangible assets	13,655	159	2,092	-	-	15,906
Capital expenditures	5,503	207	257	5,125	1,835	12,927

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three months ended March 31, 2006 and 2005
(unaudited, stated in thousands of U.S. dollars, except common shares and per share information)
9.   Segmented information (continued):

				Three months ended March 31, 2005
Industry segments:	Home Video replication/ duplication	Audio/ROM replication/ duplication	Printing	Distribution	Other	Total
Revenue from external customers	$231,275	$74,751	$51,852	$59,854	$36,086	$453,818
Earnings before interest expense, investment income, unusual items and income taxes	25,308	4,869	4,372	(10,018)	(2,154)	22,377
Total assets	1,038,471	335,645	177,437	268,757	162,032	1,982,342
Amortization of capital assets and assets under capital leases	25,600	5,174	2,163	4,661	539	38,137
Amortization of intangible assets	13,910	162	2,131	-	-	16,203
Capital expenditures	16,228	351	70	16,557	80	33,286

Revenue from external customers was comprised of the following:

	2006	2005
DVD	$225,481	$224,154
HD DVD	66	-
VHS	3,562	7,121
Audio CD/CD-ROM	65,698	73,110
Audio cassette	655	1,641

Cinram International Inc.
Corporate Head Office
2255 Markham Rd.
Toronto, ON
M1B 2W3
Telephone: (416) 298-8190
Fax: (416) 298-0612
www.cinram.com